UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Commission File Number: 000-50956


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


     (Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended: October 31, 2006

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

      For the Transition Period Ended :________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:   Pharma-Bio Serv, Inc.


Former name if applicable: _____________________________________________________

Address of principal executive office: 373 Mendez Vigo, Suite 110, Dorado, Puerto Rico 00646

                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company's Annual Report on Form 10-KSB for the period ended October 31, 2006 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QKSB. The Company's Annual Report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.


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

                                     PART IV

                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Manuel O. Morera, Chief Financial Officer, 787-278-2709.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

            Prior to January 25, 2006, the registrant, then named Lawrence Consulting Group, Inc., was a shell corporation which was engaged in limited consulting activities. On January 25, 2006, the registrant acquired Plaza Consulting Group, Inc. in a transaction which is accounted for as a reverse acquisition. As a result, the results of operations for periods prior to January 35, 2006 will be the results of operations of Plaza Consulting Group, which is the accounting acquirer.

            Based on preliminary financial statements, the registrant will show net income of approximately $2.3 million on revenues of approximately $14.2 million for the year ended October 31, 2006, compared with net income of approximately $6.4 million on revenues of approximately $17.4 million for the year ended October 31, 2005.
--------------------------------------------------------------------------------

                              Pharma-Bio Serv, Inc.
                              ---------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 30, 2007                              By: /s/ Manuel O. Morera
                                                        -----------------------
                                                        Manuel O. Morera
                                                        Chief Financial Officer


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